Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Canadian Pacific Railway Limited will be held at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Mountain Time) on Friday, May 11, 2007, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2006, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 22, 2007, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the board of directors,

Donald F. Barnhardt
Corporate Secretary

Calgary, Alberta
March 2, 2007

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.